SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 11 May, 2004

                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------





May 11, 2004


                        BP STEPS UP INVESTMENT IN CHINA


BP announced today that it has signed a number of agreements covering investments totalling around $1 billion which will deepen its presence in the growing Chinese energy market.


"China, as one of the most rapidly expanding economies, offers significant opportunities for the BP Group, particularly its customer-facing businesses," said Lord Browne, BP chief executive. "We have already demonstrated the benefit of combining our experience in operating world-class retail service stations and our world-leading petrochemicals technology with the local market knowledge of Chinese partners and we look forward to expanding this through new projects in the future."


Building on the highly encouraging results from the BP and Sinopec acetic acid joint venture in Chongqing where the capacity is already being increased from 200,000 tonnes a year to 350,000 tonnes a year, BP today signed a heads of agreement to build a 500,000 tonnes a year acetic acid plant in Nanjing, Jiangsu province, through a 50/50 joint venture with Sinopec. The plant, which will incorporate BP's Cativa technology, is expected to come on stream by the end of 2006 and supply acetic acid for use in such products as fibres, paint, adhesives, pharmaceuticals and printing inks in eastern China.


The company also signed a letter of intent to examine the viability of expanding production at the BP Zhuhai PTA plant from 350,000 tonnes a year to 1.2 million tonnes a year. The plant, which is located at Zhuhai in the Pearl River Delta, is a joint venture between BP (85 per cent) and the Fu Hua Group (15 per cent) and came on stream in September 2003. Both petrochemical projects fall within the 'advantaged products' portfolio which BP has said it intends to develop further, focussing on China and growth markets in Asia.


BP's two Chinese retail service station ventures also took a step forward with the signing of the joint venture contracts and articles of association for both the BP Sinopec Zhejiang Petroleum Company Limited and the BP PetroChina Petroleum Company Limited. These joint ventures will each acquire, build and operate 500 retail service stations in the Zhejiang and Guangdong provinces respectively by 2007. BP has an initial 40 per cent stake in the BP Sinopec Zhejiang Petroleum Company and a 49 per cent holding in the BP PetroChina Petroleum Company.


In a separate move, BP also announced that it has agreed to be a partner in a hydrogen vehicle demonstration project being established by the Chinese Ministry of Science and Technology. Drawing on the experience it has gained through participating in similar hydrogen projects around the world, BP will design, construct, operate and supply hydrogen refuelling facilities for the project which will see hydrogen powered vehicles operating in Beijing and Shanghai.


The Ministry of Science and Technology, which is developing and co-funding the project together with the United Nations Development Programme and the National hydrogen programme, is still in the process of finalising details with other potential project partners but it is envisaged that it will become operational in mid 2005.


Notes to Editors:


- BP has been operating in China since the early 1970s and has invested over $3 billion in commercial projects. Its activities in China include production and import of natural gas, supply of aviation fuel, import and marketing of LPG, fuels retailing, lubricants blending and sales, and petrochemical manufacturing

- BP employs over 3,000 staff in China, either directly or through joint ventures.

- BP's biggest single equity investment in China is the SECCO (50/50 joint venture with Sinopec) $2.7 billion integrated petrochemical complex under construction outside Shanghai which is expected on stream in 2005. The complex will have a capacity of around 2.3 mtpa of various products. BP is committed to continuing this development which will form part of a new olefins and derivatives petrochemicals entity.

- BP's Gas, Power and Renewables business is a 30 per cent partner in the development of the Guangdong LNG import terminal and associated pipelines. BP also has a contract to supply China's second LNG import terminal at Fujian.

- BP is the biggest importer of LPG into China and has a number of storage, bottling and marketing operations.

- Air BP is the only foreign company participating in China's aviation fuels business, supplying fuel at Shenzhen airport and 16 airports across south and central China.

- BP also has a 40 per cent holding in the recently commission Nansha oil terminal in Guangdong. The terminal has over 360,000 cubic metres of storage space for oil and chemical products and a 80,000 dwt jetty.

Further information:


BP Press Office, London, tel: +44 (0)207 496 4358/4827/4708/4624


                                    - ENDS -

SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 11 May, 2004                                   /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary